SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 3

SL GREEN REALTY CORP.
(Name of Subject Company (Issuer))

SL GREEN REALTY CORP.
(Names of Filing Persons (Issuer))

SL Green Operating Partnership, L.P. 3.00% Exchangeable Senior Notes due 2027
Reckson Operating Partnership L.P. 4.00% Exchangeable Senior Debentures due 2025
(Title of Class of Securities)
78444FAA4
75621LAJ3
(CUSIP Numbers of Class of Securities)

Andrew S. Levine
420 Lexington Avenue
New York, New York  10170
(212) 594-2700

Copy to:
David J. Goldschmidt, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York  10036
(212) 735-3000
 (Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$250,000,000	$17,825.00**

*
Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $250,000,000. The amount of the filing fee, $71.30 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

**	Previously Paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

* If applicable, check the appropriate box(ex) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 133-14(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2010, as amended and supplemented by Amendment No. 1 to Schedule TO filed on March 11, 2010 and Amendment No. 2 to Schedule TO filed on March 16, 2010 (as amended and supplemented, the “Schedule TO”), by SL Green Realty Corp. (“SL Green”). This Schedule TO relates to the offer by SL Green to purchase for cash (1) SL Green Operating Partnership, L.P.’s (the “Operating Partnership”) 3.00% Exchangeable Senior Notes due 2027 (the “3.00% Notes”) and (2) Reckson Operating Partnership L.P.’s (“Reckson”) 4.00% Exchangeable Senior Debentures due 2025 (the “4.00% Notes” and together with the 3.00% Notes, the “Exchangeable Notes”).

In addition to the Exchangeable Notes that relate to this Schedule TO, SL Green also offered to purchase for cash Reckson’s (a) 5.15% Notes due 2011 (the “5.15% Notes”) and (b) 5.875% Notes due 2014 (the “5.875% Notes” and together with the 5.15% Notes and the Exchangeable Notes, the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 2010 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is was made for up to $250,000,000 aggregate principal amount of the Notes.

The 3.00% Notes were issued by the Operating Partnership pursuant to an Indenture, dated as of May 26, 2007, among the Operating Partnership, as Issuer, SL Green, and The Bank of New York, as Trustee (the “Trustee”).  The 4.00% Notes, 5.15% Notes and 5.875% Notes were issued by Reckson pursuant to an Indenture, dated as of March 26, 1999, among Reckson, as Issuer, Reckson Associates Realty Corp., as Guarantor, and the Trustee, as amended and supplemented.

This Amendment reports the results of the Offer and amends only the items in the Schedule TO that are being amended, and unaffected terms are not included herein. Except as specifically set forth herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule TO. All capitalized terms in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment No. 3 to the Schedule TO together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

This Amendment No. 3 and the Schedule TO, as previously amended, are intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 4.                  Terms of the Transaction.

(a)   Material Terms.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following language:

On April 8, 2010, SL Green announced the expiration and final results of the Offer.  The Offer expired at 12:00 midnight, New York City time, on April 7, 2010. As of the Expiration Date, $124,382,000 aggregate principal amount of Notes were validly tendered and not withdrawn.  SL Green has accepted $114,997,000 aggregate principal amount of the tendered Notes pursuant to the terms of the Offer.  Settlement of the Offer is expected to occur promptly and any tendered Notes not accepted will be promptly returned to the holders.  A copy of the Press Release announcing the expiration and final results of the tender offer is filed as Exhibit (a)(5)(E) hereto.

Item 12.                Exhibits.

(a)(1)(A)*	Offer to Purchase, dated March 11, 2010.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(5)(A)*	Press Release, dated March 11, 2010 announcing SL Green’s launch of the tender offer.
(a)(5)(B)*	Press Release, dated March 11, 2010 announcing offering of senior notes.
(a)(5)(C)*	Press Release, dated March 11, 2010 announcing pricing of senior notes.
(a)(5)(D)*	Press Release, dated March 16, 2010 announcing closing of senior notes offering.
(a)(5)(E)	Press Release, dated April 8, 2010 announcing expiration and final results of the tender offer.

(b)(1)*
Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee.

(b)(2)*	Form of 7.75% Senior Note due 2020 of Reckson, SL Green and SL Green OP (included in the Indenture filed as Exhibit (b)(1) hereto).
(b)(3)*
Registration Rights Agreement, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., and SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and Banc of America Securities LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

(d)(1)*
Indenture, dated as of March 26, 2007, among SL Green Operating Partnership, L.P., as Issuer, SL Green Realty Corp., and The Bank of New York, as Trustee (filed as Exhibit 4.1 to SL Green’s Form 8-K filed on March 27, 2007 and incorporated herein by reference).

(d)(2)*	Form of 3.00% Exchangeable Senior Notes due 2027 of the Operating Partnership, incorporated by reference to SL Green’s Form 8-K filed with the Commission on March 27, 2007.
(d)(3)*
Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., as Issuer, Reckson Associates Realty Corp., as Guarantor, and The Bank of New York, as Trustee (filed as Exhibit 4.3 to Reckson’s Form 8-K filed on March 26, 1999 and incorporated herein by reference).

(d)(4)*
First Supplemental Indenture, dated as of January 25, 2007, by and among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., The Bank of New York and SL Green Realty Corp., incorporated by reference to SL Green’s Form 8-K dated January 24, 2007, filed with the Commission on January 30, 2007.

(d)(5)*	Form of 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson’s form 8-K filed with the Commission on June 27, 2005.
(d)(6)*
Rights Agreement, dated as of March 6, 2000, between SL Green Realty Corp. and American Stock Transfer & Trust Company which includes as Exhibit A thereto the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Series B Junior Participating Preferred Stock and as Exhibit B thereto, the Form of Rights Certificates incorporated by reference to SL Green’s Form 8-K, dated March 16, 2000, filed with the Commission on March 16, 2000.

(d)(7)*	Amended 1997 Stock Option and Incentive Plan incorporated by reference to SL Green’s Registration Statement on Form S-8 (No. 333-89964), filed with the Commission on June 6, 2002.
(d)(8)*
2003 Long-Term OutPerformance Compensation Program, dated April 1, 2003, incorporated by reference to SL Green’s Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 12, 2003.

(d)(9)*	Independent Directors’ Deferral Plan, incorporated by reference to SL Green’s Form 10-K for the year ended December 31, 2004, filed with the Commission on March 15, 2005.
(d)(10)*	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green’s Form 10-Q dated September 30, 2007, filed with the Commission on November 9, 2007.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

Item 13.               Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SL GREEN REALTY CORP.
By:	/s/ Andrew S. Levine
	Name:	Andrew S. Levine
	Title:	Executive Vice President, Chief Legal Officer, General Counsel and Secretary

Dated: April 8, 2010

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated March 11, 2010.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(5)(A)*	Press Release, dated March 11, 2010 announcing SL Green’s launch of the tender offer.
(a)(5)(B)*	Press Release, dated March 11, 2010 announcing offering of senior notes.
(a)(5)(C)*	Press Release, dated March 11, 2010 announcing pricing of senior notes.
(a)(5)(D)*	Press Release, dated March 16, 2010 announcing closing of senior notes offering.
(a)(5)(E)	Press Release, dated April 8, 2010 announcing expiration and final results of the tender offer.
(b)(1)*
Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee.

(b)(2)*	Form of 7.75% Senior Note due 2020 of Reckson, SL Green and SL Green OP (included in the Indenture filed as Exhibit (b)(1) hereto).
(b)(3)*
Registration Rights Agreement, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., and SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and Banc of America Securities LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

(d)(1)*
Indenture, dated as of March 26, 2007, among SL Green Operating Partnership, L.P., as Issuer, SL Green Realty Corp., and The Bank of New York, as Trustee (filed as Exhibit 4.1 to SL Green’s Form 8-K filed on March 27, 2007 and incorporated herein by reference).

(d)(2)*	Form of 3.00% Exchangeable Senior Notes due 2027 of the Operating Partnership, incorporated by reference to SL Green’s Form 8-K filed with the Commission on March 27, 2007.
(d)(3)*
Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., as Issuer, Reckson Associates Realty Corp., as Guarantor, and The Bank of New York, as Trustee (filed as Exhibit 4.3 to Reckson’s Form 8-K filed on March 26, 1999 and incorporated herein by reference).

(d)(4)*
First Supplemental Indenture, dated as of January 25, 2007, by and among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., The Bank of New York and SL Green Realty Corp., incorporated by reference to SL Green’s Form 8-K dated January 24, 2007, filed with the Commission on January 30, 2007.

(d)(5)*	Form of 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson’s form 8-K filed with the Commission on June 27, 2005.
(d)(6)*
Rights Agreement, dated as of March 6, 2000, between SL Green Realty Corp. and American Stock Transfer & Trust Company which includes as Exhibit A thereto the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Series B Junior Participating Preferred Stock and as Exhibit B thereto, the Form of Rights Certificates incorporated by reference to SL Green’s Form 8-K, dated March 16, 2000, filed with the Commission on March 16, 2000.

(d)(7)*	Amended 1997 Stock Option and Incentive Plan incorporated by reference to SL Green’s Registration Statement on Form S-8 (No. 333-89964), filed with the Commission on June 6, 2002.
(d)(8)*
2003 Long-Term OutPerformance Compensation Program, dated April 1, 2003, incorporated by reference to SL Green’s Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 12, 2003.

(d)(9)*	Independent Directors’ Deferral Plan, incorporated by reference to SL Green’s Form 10-K for the year ended December 31, 2004, filed with the Commission on March 15, 2005.
(d)(10)*	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green’s Form 10-Q dated September 30, 2007, filed with the Commission on November 9, 2007.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.